UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1/A

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Sedona Software Solutions, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

333-103781
(Commission File Number)

98-0226926
(IRS Employer Identification No.)

3273 E. Warm Springs Rd., Las Vegas, Nevada 89120
(Address of principal executive offices and Zip Code)

702-312-6255
(Registrant's telephone number, including area code)

SEDONA SOFTWARE SOLUTIONS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

This information statement is being mailed on or about June 20, 2005 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Sedona Software Solutions, Inc., a Nevada corporation (the "Company").

Upon the close of the Share Transfer Agreement effective May 13, 2005, John E. Cooper, our sole director and officer, transferred his 3,000,000 shares of common stock in the Company to Cane Clark LLP, legal counsel for the Company for several years. In connection with the transfer of shares, Mr. Cooper also assigned a promissory note dated May 1, 2005 to Cane Clark LLP. This convertible promissory note is in the amount of $50,326.00 and in favor of Mr. Cooper for debt the Company owed to Mr. Cooper for funding our expenses. The convertible promissory note is due and payable on October 1, 2005 and may be converted into equity of the Company at a rate of 10% discount to the current market price of our common stock, but no more than $0.20 per share at any time while the note remains unpaid.

As part of the same transaction, Mr. Cooper’s two sons and prior directors of the Company, Andrew J. Cooper and Gordon E. Cooper, each transferred his 500,000 shares of common stock in the Company to Cane Clark, LLP. In consideration for the aggregate 4,000,000 shares, Cane Clark LLP agreed to forgive accrued legal fees incurred by the Company, which the Company was unable to afford, and provide future services. Through the end of May 2005,  the Company owed legal fees to Cane Clark LLP in the amount of $28,265.80 for legal services rendered.  Future legal services over the next few months are estimated to be $10,000-$20,000 principally in connection with fulfilling the Company's basic reporting obligations under the 1934 Exchange Act and the general handling of its corporate legal affairs.   In further consideration for the aggregate 4,000,000 shares, Cane Clark, LLP agreed to pay John E. Cooper, Andrew J. Cooper, and Gordon E. Cooper the total sum of $100,000 out of the proceeds of any resale of the shares.

At the time of the above transaction, the Company had no assets and was searching for a way to meet its financial obligations as well as a new new business opportunity. Mr. Cooper for some time had been personally paying for the Company’s expenses through loans to the Company, which has been documented in the convertible promissory note that was also transferred in the transaction. Because the Company was not earning revenues to pay Mr. Cooper on the note obligation or to pay Cane Clark's legal fees, the law firm would not continue providing services unless Mr. Cooper was willing to guarantee their payment or came up with an alternative solution.  The above transaction appeared to serve all parties interested, including the Company. Mr. Cooper was able to avoid personal obligation on accrued legal fees to Cane Clark, while ensuring the immediate future legal needs were met.  Cane Clark was able to acquire a convertible note and 4,000,000 shares in the Company in lieu of significant accrued legal fees with little prospect of collection.  The contingent offset of $100,000 payable to Mr. Cooper in the event of resale of the stock was justified in exchange for Mr. Cooper's time and effort and financial contributions provided to the Company.

Following the closing of the Share Transfer Agreement, Cane Clark LLP now owns approximately 74.4% of our common stock issued and outstanding as of May 13, 2005. Upon the closing of the Share Transfer Agreement, the Company's current Board of Directors (the "Current Board") appointed Mr. David Clark to serve as Chief Executive Officer, Chief Financial Officer, and as a member of the Company's Board of Directors. Mr. Clark will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. John E. Cooper resigned as Chief Executive Officer and Chief Financial Officer on May 13, 2005. Mr. Cooper will tender his resignation from the Board of Directors ten days after the delivery of this Information Statement.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The authorized capital stock of our company consists of 70,000,000 shares of common stock with a par value of $0.001 per share, of which 5,376,500 shares of common stock are issued and outstanding. Our common stock is entitled to one vote per share of common stock. We have 5,000,000 shares of preferred stock authorized and no shares of preferred stock are issued and outstanding as of the date of this information statement. No preferred stock has been issued or designated as to voting rights, which will be determined by our board, when and if created.  We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 10, 2005, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
David Clark 3273 E. Warm Springs Rd. Las Vegas, Nevada 89120	0	0%
All Directors and Executive Officers as a Group	0	0%
Cane Clark LLP 3273 E. Warm Springs Rd. Las Vegas, Nevada 89120	4,000,000	74.4%

(1) Based on 5,376,500 shares of common stock issued and outstanding as of June 10, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

Upon the close of the Share Transfer Agreement effective May 13, 2005, John E. Cooper, our sole director and officer, transferred his 3,000,000 shares of common stock in the Company to Cane Clark, LLP, legal counsel for the Company for several years. In connection with the transfer of shares, Mr. Cooper also assigned a promissory note dated May 1, 2005 to Cane Clark, LLP. As part of the same transaction, Mr. Cooper’s two sons and prior directors of the Company, Andrew J. Cooper and Gordon E. Cooper, each transferred his 500,000 shares of common stock in the Company to Cane Clark, LLP. In consideration for the aggregate 4,000,000 shares, Cane Clark, LLP agreed to forgive accrued legal fees incurred by the Company, which the Company was unable to afford, and provide future services. In further consideration for the aggregate 4,000,000 shares, Cane Clark, LLP agreed to pay John E. Cooper, Andrew J. Cooper, and Gordon E. Cooper the total sum of $100,000.00 out of the proceeds of any resale of the shares.

The Company believes that the consummation of the Share Transfer Agreement represents a change of control of the Company. Upon the close of the Share Transfer Agreement effective May 13, 2005, Cane and Clark, LLP now owns approximately 74.4% of the voting shares of the Company.

Upon the closing of the Share Transfer Agreement, the Company's current Board of Directors (the "Current Board") appointed Mr. David Clark to serve as Chief Executive Officer, Chief Financial Officer, and as a member of the Company's Board of Directors. Mr. Clark will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. John E. Cooper resigned as Chief Executive Officer and Chief Financial Officer on May 13, 2005. Mr. Cooper will tender his resignation from the Board of Directors ten days after the delivery of this Information Statement.

LEGAL PROCEEDINGS

Except as set forth below, we are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

We are aware that a formal order of investigation by the SEC was entered in the matter titled "Sedona Software Solutions, Inc. / HO-9634." In accordance with this investigation, Mr. John E. Cooper, our Chief Executive and Financial Officer, testified before the SEC on February 11, 2003 in regard to this matter. On June 7, 2005, Mr. Cooper received notice from the staff at the SEC that it intends to recommend that the Commission file a civil action in U.S. District Court seeking the following:
•
A permanent injunction pursuant to Section 20(b) of the Securities Act of 1933 (“Securities Act”) and Section 21(d)(1) of the Securities Exchange Act (“Exchange Act”) for the following conduct in or about January 2003:

o
Violating Sections 5(a) and 5(c) of the Securities Act by offering and selling shares of Sedona Software Solutions, Inc. (“Sedona”) without a registration statement or proper exemption from registration;

o	Violation Section 13(d) of the Exchange Act and Rule 13d-2 thereunder by failing to file an amended Schedule 13D with the Commission to report sales of Sedona stock;
o	Violating Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder by failing to make proper filing with the Commission disclosing sales and annual ownership of Sedona stock;
o
Aiding and abetting Sedona’s violation of Section 13(a) of the Exchange Act and Rule 13a-11 thereunder by failing to file a current report on Form 8-K with the Commission disclosing that Sedona had been sold and that Mr. Cooper had resigned as chairman and CEO on the company (and was later reinstated as such).

•	Disgorgement (including pre-judgment interest) of profits received in connection with unlawful sales of Sedona stock in or about January 2003;
•	The imposition of civil penalties pursuant to Section 20(d) of the Sections Act and Section 21(d)(3) of the Exchange Act; and
•	A permanent bar to Section 20(g) of the Securities Act and Section 21(d)(6) of the Exchange Act prohibiting Mr. Cooper from participating in penny stock offerings.

On June 23, 2005, the SEC sent a letter confirming a telephone conversation between SEC staff and the Company’s securities counsel, Kyleen Cane of Cane Clark LLP, indicating that the Commission intends to recommend enforcement action against the Company. The SEC further indicated that the Commission intends to file a civil action in the United States District Court to seek a permanent injunction against the Company pursuant to Section 20(b) of the Securities Act and Section 21(d)(1) of the Exchange Act for

violations of Section 5(a) and 5(c) of the Securities Act, and Section 13(a) of the Exchange Act and Rule 13a-11 thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

Upon the closing of the Share Transfer Agreement, the Company's current Board of Directors (the "Current Board") appointed Mr. David Clark to serve as Chief Executive Officer, Chief Financial Officer, and as a member of the Company's Board of Directors. (Mr. David Clark is not to be confused with his brother, Mr. Bryan R. Clark of Cane Clark, LLP, which is a majority shareholder and serves as securities counsel for the Company.) Mr. Clark will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. John E. Cooper resigned as Chief Executive Officer and Chief Financial Officer on May 13, 2005. Mr. Cooper will tender his resignation from the Board of Directors ten days after the delivery of this Information Statement.

The following tables set forth information regarding the Company’s current and proposed executive officers and directors of the Company:
Name	Current Position Held with the Company	Age
David Clark	Chief Executive Officer, and Chief Financial Officer	34
John E. Cooper	Director	65
Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Mr. David Clark: Mr. Clark was appointed as Chief Executive Officer and Chief Financial Officer of Sedona Software Solutions, Inc. on May 13, 2005. Mr. Clark will take office as a director ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. From August 2000 to March 2001, Mr. Clark served as Manager of Corporate Communications for SkyWest Airlines. From March 2001 to March 2003, he served as a business consultant in Las Vegas, Nevada. From March 2003 to March 2005, he founded and ran Nevada Family Magazine. He sold his ownership interest in Jan 2004, but continued to publish the magazine as publisher and editor-in-chief for the new owners (Mach One Media, LLC) until March of 2004.

Mr. Clark is currently working for DCFive Publishing and DCFive Consulting, engaging in custom publishing and business consulting, as the only partner of the company. Since May 2005, Mr. Clark has been sole Director, Chief Executive Officer, and Chief Financial Officer of the Company.

Mr. Clark was awarded his MBA in 1998 from Brigham Young University, Marriott School of Management.

Mr. John E. Cooper: Mr. Cooper founded Sedona in 1999 and has been Sedona’s president and a member of the board of directors from inception until April 1, 2003 when he submitted his resignation. On July 28, 2003, Mr. Cooper was reappointed as Director, Chief Executive Officer, and Chief Financial Officer. Mr.

Cooper was elected by a majority of the shareholders at Sedona’s annual meeting on November 14, 2003 to serve as a director until the next annual meeting of the shareholders, or until removed by other action as allowed by the corporate bylaws. John E. Cooper resigned as Chief Executive Officer and Chief Financial Officer on May 13, 2005. Mr. Cooper will tender his resignation from the Board of Directors ten days after the delivery of this Information Statement.

For the past twenty years, Mr. John Cooper has been involved in both merchant and investment banking activities. These activities have been for his own account and on behalf of various private and public corporate clients.

In 1996, Mr. Cooper developed a structure for the marketing of tax-advantaged investments in the natural resources sector to Canadian taxpayers. In 1997, he co-founded Canada Dominion Resources Corp. which is the promoter of these investments. Canada Dominion Resources Corp. sponsored securities offerings continue to be a major source of oil and gas and mining exploration funding in Canada. Mr. Cooper sold his interest in Canada Dominion in 1998 in order to devote more time to his other business interests.

Since 1997, Mr. Cooper has been the beneficial owner of the world-wide commercial exploitation rights to two medical related Professional Practice Management software packages. Mr. Cooper has marketed a major portion of his interest in these packages to private software investment firms.

In 1999, Mr. Cooper accepted a position on the Markatech Industries Corp. Advisory Board.
Mr. Cooper holds a BSC in chemistry from the University of British Columbia, received in 1962, and an MBA in Finance from the Wharton Graduate School, University of Pennsylvania, received in 1975.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

The Company does not have any significant employees other than its Chief Executive Officer and Chief Financial Officer, David Clark. While it is unknown what services Mr. David Clark will offer during the Company’s next fiscal year, largely because the company is not engaging in any business operations at this point, Mr. Clark will assist the Company in meeting its reporting obligations to the SEC as well as in its search and negotiations with new business opportunities and financing for the Company.

Family Relationships

There are no family relationships among our directors or officers.

Committees

The Company does not have any committees that are designated to act or report to the board of directors. There is no need to delegate functions to committees with audit, nominating, or compensation functions since the Company is currently not engaged in any business activity to justify the effort and expense of creating and maintaining these committees.

Director Participation in Nominations

Prior to resigning as director for the Company, Mr. John Cooper appointed Mr. David Clark to succeed as director until an annual meeting of the shareholders could be held to elect directors. Mr. David Clark is the brother of Mr. Bryan Clark of Cane Clark, LLP, which is a majority shareholder and serves as securities counsel for the Company. Cane Clark, LLP offered the services of Mr. David Clark, who has ample business experience to run the Company until a shareholder meeting can be held to elect a director.  Mr. John Cooper authorized the appointment prior to his resignation on May 13, 2005.

Mr. David Clark, who presently stands as our interim director, is the sole nominee for director at the June 30, 2005 annual meeting. Since there is no independent nominating committee, for reasons described above in the previous section, Mr. David Clark will be simply offering himself as nominee for director to be determined at the next annual meeting.

Meetings of the Board of Directors During fiscal year ended June 30, 2004

Because there was only one director during the last fiscal year,  namely, Mr. John E. Cooper, the Company did not hold any formal meetings for the fiscal year ended June 30, 2004. Business necessitating a meeting has been conducted without taking a meeting upon written consent of the board of directors.

Communications to the Board

As provided in our Bylaws, Article XII, Section 44, shareholders may communicate with the board of directors by sending notice in the following manner: in writing or by facsimile, telex or telegram, either personally served or sent to such address as such director shall have filed in writing with the Nevada Secretary of State, or, in the absence of such filing, to the last known post office address of such director.

Involvement in Certain Legal Proceedings

Except as set forth below, to the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

We are aware that a formal order of investigation by the SEC was entered in the matter titled "Sedona Software Solutions, Inc. / HO-9634." In accordance with this investigation, Mr. John E. Cooper, our Chief Executive and Financial Officer, testified before the SEC on February 11, 2003 in regard to this matter. On June 7, 2005, Mr. Cooper received notice from the staff at the SEC that it intends to recommend that the Commission file a civil action in U.S. District Court seeking the following:

•
A permanent injunction pursuant to Section 20(b) of the Securities Act of 1933 (“Securities Act”) and Section 21(d)(1) of the Securities Exchange Act for the following conduct in or about January 2003:

o
Violating Sections 5(a) and 5(c) of the Securities Act by offering and selling shares of Sedona Software Solutions, Inc. (“Sedona”) without a registration statement or proper exemption from registration;

o	Violation Section 13(d) of the Exchange Act and Rule 13d-2 thereunder by failing to file an amended Schedule 13D with the Commission to report sales of Sedona stock;
o	Violating Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder by failing to make proper filing with the Commission disclosing sales and annual ownership of Sedona stock;
o
Aiding and abetting Sedona’s violation of Section 13(a) of the Exchange Act and Rule 13a-11 thereunder by failing to file a current report on Form 8-K with the Commission disclosing that Sedona had been sold and that Mr. Cooper had resigned as chairman and CEO on the company (and was later reinstated as such).

•	Disgorgement (including pre-judgment interest) of profits received in connection with unlawful sales of Sedona stock in or about January 2003;
•	The imposition of civil penalties pursuant to Section 20(d) of the Sections Act and Section 21(d)(3) of the Exchange Act; and
•	A permanent bar to Section 20(g) of the Securities Act and Section 21(d)(6) of the Exchange Act prohibiting Mr. Cooper from participating in penny stock offerings.

On June 23, 2005, the SEC sent a letter confirming a telephone conversation between SEC staff and the Company’s securities counsel, Kyleen Cane of Cane Clark LLP, indicating that the Commission intends to recommend enforcement action against the Company. The SEC further indicated that the Commission intends to file a civil action in the United States District Court to seek a permanent injunction against the Company pursuant to Section 20(b) of the Securities Act and Section 21(d)(1) of the Exchange Act for violations of Section 5(a) and 5(c) of the Securities Act, and Section 13(a) of the Exchange Act and Rule 13a-11 thereunder.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of the following parties has during the last two years had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
•	Any relative or spouse of any of the foregoing persons who has the same house address as such person.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the fiscal year ended June 30, 2004:

Name and principal position	Number of late reports	Transactions not timely reported	Known failures to file a required form
David Clark CEO & CFO	0	0	0

John E. Cooper Director	0	0	2

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation earned for services rendered for the fiscal year ended June 30, 2002, June 30, 2003 and June 30, 2004. There has been no compensation earned for services rendered by our named Directors.

                                                                            Annual Compensation                                                                                                       Long-Term Compensation
Name	Title	Year	Salary	Bonus	Other Compensation	Annual Awarded	Restricted Stock Options / SARs (#)	LTIP Payouts	All Other Compensation
John E. Cooper	CEO, CFO, Director	2002 2003 2004	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Kathleen Smith	Former Secretary and Treasurer	2002 2003 2004	$0 $0 n/a	$0 $0 n/a	$0 $0 n/a	$0 $0 n/a	$0 $0 n/a	$0 $0 n/a	$0 $0 n/a

Stock Option Grants

We did not grant any stock option to the executive officers during our most recent fiscal year ended June 30, 2004. We have also not granted any stock option to the executive officers since June 30, 2004.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BY ORDER OF THE BOARD OF DIRECTORS
SEDONA SOFTWARE SOLUTIONS, INC.

/s/  David Clark
       David Clark,
       Chief Executive Officer and Chief Financial Officer

Dated: July 1, 2005